Internal Comms Session LATTICE SEMICONDUCTOR Nov 2016 Exhibit 99.5

Canyon Bridge Capital Partners Leadership Ben Chow Founder and Managing General Partner of Canyon Bridge 20 years of private equity, venture capital, senior management and technology R&D experience Director with China Reform Fund Management Ltd., a partner with Beijing Leading Capital, and a managing director with SIG China. At Warburg Pincus Asia, he was in charge of semiconductor investments in North Asia and was an associate at Rustic Canyon Partners, a TMT focused VC fund in Los Angeles Industry and management experience including global product manager at Applied Materials and research engineer with Boeing Phantom Works M.S. & Ph.D. aeronautics from California Institute of Technology, M.B.A & B.S. Mechanical Engineering from UCLA Ray Bingham Co-Founder and General Partner of Canyon Bridge 35 years of experience as chairman, CEO, CFO & board member directing M&A and private equity investments Currently serves as executive chairman of Cypress Semiconductor, chairman of Flextronics, chairman of Trinet and the lead Independent board director of Oracle Managing director with General Atlantic, a global private equity firm, where he was the co-head of the Menlo Park office and led the firm’s technology investments Distinguished career at Cadence Design Systems where he held various executive management roles, including executive chairman, president and CEO and CFO B.S economics from Weber State University, M.B.A from the Harvard Business School.

An Exciting New Chapter for Lattice What did we announce? $8.30 / 30% premium / $1.3B Who is Canyon Bridge? US Based Private Equity Fund / HQ Palo Alto / China LPs Why is this good for Lattice and You? Investment / Market Opportunity / Shared Vision What happens now? Deal process: rules of engagement / approval process Internal process: keep pursuing PLBP/AOP & make great things happen Comms process: open forums, FAQ… Q&A

Internal Comms Session LATTICE SEMICONDUCTOR Nov 2016